MIDNIGHT HOLDINGS GROUP, INC.
22600 Hall Road, Suite 205
Clinton Twp. MI  48036

April 15, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Midnight Holdings Group, Inc.  f/k/a Redox Technology Corporation
Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on July 27, 2004
(Registration No. 333-116166)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Midnight Holdings Group, Inc. (the “Company”) f/k/a Redox Technology Corporation, hereby applies for the withdrawal of its original registration statement on Form SB-2, File No. 333-116166, which was filed on July 27, 2004 (the “Registration Statement”).

Such withdrawal is requested, as the Company has undergone management changes, and corporate strategy changes.  The Company also does not have current financial statements.   As a result, the Company determined that it should withdraw the Registration Statement.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

MIDNIGHT HOLDINGS GROUP, INC.

By:	/s/ Nicholas A. Cocco
Nicholas A. Cocco
Chief Executive Officer Director